Exhibit 20

Press release issued February 12, 2014

For Immediate Release	February 12, 2014

BOWL AMERICA REPORTS SECOND QUARTER EARNINGS

Bowl America Incorporated today reported earnings for its fiscal 2014 second quarter ended December 29, 2013, decreased to $.07 per share from $.09 per share in the prior year period. Earnings for the current and prior year six-month periods were $.01 and $.04 per share, respectively.

The winter bowling league season started as strong as last year and, until early December snow storms caused postponements of league bowling to later quarters, league linage had been relatively flat. The federal government closed for 16 days in October 2013 due to a budget impasse impacting the ten Company locations in the Washington, D.C. metropolitan area. Those customers in government or government related employment may have been concerned about spending on anything but necessities.

Winter storms and cold weather have continued into the third quarter resulting in higher utility costs and snow removal expense as well as lost sales.

Bowl America operates 18 bowling centers and its Class A Common Stock trades on the NYSE MKT Exchange with the symbol BWLA. A more detailed explanation of results is available in the Company’s S.E.C. Form 10-Q filing, available at the Company’s web site www.bowlamericainc.com.

BOWL AMERICA INCORPORATED

Results of Operations

(unaudited)

	Thirteen weeks ended		Twenty-six weeks ended
	December 29,	December 30,	December 29,	December 30,
	2013	2012	2013	2012
Revenues
Bowling and other	$4,216,078	$4,320,274	$7,611,304	$7,937,799
Food, beverage & merchandise sales	1,750,768	1,809,774	3,105,816	3,302,141
	5,966,846	6,130,048	10,717,120	11,239,940

Operating expenses excluding depreciation and amortization	5,126,156	5,139,763	10,141,144	10,334,857
Depreciation and amortization	366,014	384,570	721,306	772,721

Interest & dividend income	90,461	119,065	229,230	250,284

Earnings from continuing operations before taxes	565,137	724,780	83,900	383,096
Earnings from continuing operations	367,337	471,080	54,500	248,996
Earnings (loss) from discontinued operations, net of tax	3,604	(15,406)	(1,949)	(34,315)
Net Earnings	$370,941	$455,674	$52,551	$214,681

Comprehensive earnings (loss)	$392,728	$115,301	$(21,120)	$75,573

Weighted average shares outstanding	5,160,971	5,151,471	5,160,971	5,151,471

EARNINGS PER SHARE	.07	.09	.01	.04

SUMMARY OF FINANCIAL POSITION

(unaudited)

Dollars in Thousands

	12/29/13	12/30/12
ASSETS

Total current assets including cash and short-term investments of $3,760 & $2,576	$4,779	$3,963
Property and investments	30,757	31,197
TOTAL ASSETS	$35,536	$35,160

LIABILITIES AND STOCKHOLDERS' EQUITY

Total current liabilities	$3,634	$2,990
Other liabilities	2,594	2,685
Stockholders' equity	29,308	29,485
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$35,536	$35,160